N E W S R E L E A S E

May 12, 2010

Bisha Update & Plant Commissioning Targets

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to provide a brief update on the Bisha project and the first quarter results.

BISHA PROJECT UPDATE

The Bisha Project is positioned to be Eritrea’s first modern day mine, with production under the current mine plan to yield payable metals of 1.06M oz gold, 734M lb copper, 1B lb zinc and 9.4M oz silver. It benefits from the continued support of the local Eritrea Government and is fully financed.

Mine construction continues on schedule, with the Bisha project now approximately 60% complete.  During the course of Q1 2010, the following milestones were achieved:

1.

Financing completed by Nevsun;

2.

Ball and SAG mills assembled and set in place;

3.

Pre-strip mining commenced;

4.

Cost expenditure transpired virtually as planned. At March 31, 2010, approximately $175 million had been spent, ordered or arranged and the project remains on track to come within the targeted $260 million total cost.

 Pictures of the construction progress are updated regularly and can be found on the Company web site – www.nevsun.com/properties/photo_gallery .

Targets for remainder of 2010:

                Q2

1.

SAG and Ball mills fully installed;

                Q3

2.

Completion of structural steel and plate-work;

3.

Completion of plant electrical and piping;

4.

Completion of pre-strip and ore stockpiling;

                Q4

5.

Completion of tails management facility;

6.

Plant commissioning;

7.

First gold production.

The Company is still on target for the commissioning of the plant in Q4 2010 and all key senior operations personnel are in place for supervision, training and commissioning purposes.  Installation of the SAG and ball grinding mills is ongoing and should be completed by the end of Q2. Furthermore, the construction of the tailings facility commenced in Q4 2009 and installation of the impermeable liner is ongoing and should be completed in Q4 2010.

QUARTERLY RESULTS

The Company’s end of quarter financial position includes a healthy $113 million cash position that, together with the financial contribution by the State of Eritrea, will carry the project through to positive cash flow in Q1 2011. The estimated Bisha Project cash flow under various metals price assumptions is included in the annual MD&A and posted on the Nevsun web site - www.nevsun.com/project/highlights .

During the first quarter the Company wrote off deferred finance costs of $10.7 million associated with previous project debt arrangements as a result of switching to an all equity approach to financing the Bisha construction. As noted in our press release on February 23, 2010, the decision to finance the project by equity instead of debt has significantly enhanced the estimated cash flow through the elimination of finance costs and debt repayment. The first quarter loss of $11.5 million compares to $1.3 million for the same period last year.

Complete details of the Q1 2010 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning cash position, construction progress, reserves, mine planning and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-09.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com